05044071

AM 9-12-2005

SECU[illegible]SSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20957

CM 9/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Presidio of San Francisco Mail Call Box 29310
(No. and Street)

San Francisco (City) CA (State) 94129-0310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen McInerney (415) 281-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

PO Box 2984, 491 S Washburn St. Suite 100 Oshkosh, WI 54903-2984
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/13

OATH OR AFFIRMATION

I, Douglas C. Kramlich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board

Title

Notary Public

DIMITRIS TASOS ROUSSEAS
Commission # 1553985
Notary Public - California
San Mateo County
My Comm. Expires Feb 19, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRAMBO CORPORATION

San Francisco, California

FINANCIAL STATEMENTS

Including Independent Auditors' Report

June 30, 2005 and 2004

KRAMBO CORPORATION

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Krambo Corporation as of June 30, 2005 and 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2005 and 2004 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Oshkosh, Wisconsin
August 12, 2005

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 and 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 18,020	$ 74,914
Income tax refund receivable	440	512
Federal tax deposit	-	443
Prepaids and other assets	2,849	3,876
Available-for-sale investment	32,580	18,900
Office furniture and equipment, net	-	18,843
TOTAL ASSETS	$ 53,889	$ 117,488

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Accounts payable	$ 7,276	$ 10,213
Total Liabilities	7,276	10,213
Common stock, $1 par value per share	2,000	2,000
5,000 shares authorized		
2,000 shares issued and outstanding		
Additional paid-in capital	235,000	140,000
Unrealized loss on marketable securities	(10,020)	(40,200)
Retained earnings (accumulated deficit)	(180,367)	5,475
Total Stockholder's Equity	46,613	107,275
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 53,889	$ 117,488

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
Years Ended June 30, 2005 and 2004

	2005	2004
REVENUES		
Fees	$ -	$ 20,000
EXPENSES		
Salaries	67,816	80,079
Travel and entertainment	11,835	22,150
Insurance	30,535	35,939
Payroll taxes	6,044	7,867
Rent	-	53,709
Contracted services	13,175	1,710
Regulatory services	2,059	735
Other taxes	588	592
Repairs and maintenance	-	1,151
Depreciation	7,398	1,913
Legal and accounting	10,237	15,358
Telephone	4,553	6,090
Stationary and supplies	2,735	4,427
Postage	1,006	721
Subscriptions and memberships	1,243	2,204
Computer expenses	472	425
Interest	-	30
Conferences	-	3,375
Miscellaneous expenses	341	2,893
Total expenses other than income taxes	160,037	241,368
OTHER INCOME (EXPENSE)		
Interest income	842	1,255
Loss of disposal of fixed assets	(10,794)	-
Loss on sale of investments	(13,553)	-
Net Other Income (Expense)	(23,505)	1,255
Loss Before Taxes	(183,542)	(220,113)
INCOME TAXES	800	800
NET LOSS	$ (184,342)	$ (220,913)
PER SHARE NET LOSS	$ (92.17)	$ (110.46)

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended June 30, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (accumulated Deficit)	Total Stockholder's Equity
BALANCES, JUNE 30, 2003	$ 2,000	$ 18,000	$ (34,950)	$ 226,388	$ 211,438
Capital contribution from stockholder	-	122,000	-	-	122,000
COMPREHENSIVE LOSS					
2004 Net loss	-	-	-	(220,913)	(220,913)
Other comprehensive loss					
Unrealized loss on securities	-	-	(5,250)	-	(5,250)
COMPREHENSIVE LOSS	-	-	-	-	(226,163)
BALANCES, JUNE 30, 2004	2,000	140,000	(40,200)	5,475	107,275
Capital contribution from stockholder	-	95,000	-	-	95,000
COMPREHENSIVE LOSS					
2005 Net loss	-	-	-	(184,342)	(184,342)
Other comprehensive loss					
Realized loss on sale of securities	-	-	20,100	-	20,100
Unrealized gain on securities	-	-	10,080	-	10,080
COMPREHENSIVE LOSS	-	-	-	-	(154,162)
Distributions	-	-	-	(1,500)	(1,500)
BALANCES, JUNE 30, 2005	$ 2,000	$ 235,000	$ (10,020)	$ (180,367)	$ 46,613

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (184,342)	$ (220,913)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	7,398	1,913
Loss on disposal of property and equipment	10,794	-
Loss on disposal of marketable securities	13,553	-
Changes in assets and liabilities:		
Income tax refund receivable	72	(512)
Federal tax deposit	443	512
Prepaids and other assets	1,027	10,155
Interest receivable - stockholder	-	882
Accounts payable	(2,937)	10,213
Accrued liabilities	-	(956)
Net Cash Flows from Operating Activities	$ (153,992)	$ (198,706)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(849)	(17,127)
Proceeds from sale of assets	1,500	-
Capital contribution from stockholder	95,000	122,000
Cash paid for purchase of investments	(22,500)	-
Proceeds from sale of investments	25,447	-
Net repayments of note receivable from stockholder	-	115,000
Net Cash Flows from Investing Activities	98,598	219,873
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(1,500)	-
Net Cash Flows from Financing Activities	(1,500)	-
Net Change in Cash and Cash Equivalents	(56,894)	21,167
CASH AND CASH EQUIVALENTS - Beginning of Year	74,914	53,747
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 18,020	$ 74,914
Supplemental cash flow disclosures		
Cash paid for income taxes	728	800

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

The company functions primarily as an investment broker in the private placement of debt securities with institutional investors.

The company recognizes the initial nonrefundable portion of its financing fees upon commitment of the loan by the institutional investors. The remaining portion is recognized following the closing of the transaction (usually approximately 3 months later).

Cash Equivalents

The company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The company maintains its cash balances in two financial institutions. These balances are insured by the Securities Investor Protection Corporation up to $100,000.

Marketable Securities

The company's investment in securities are stated at market and are classified as available-for-sale securities.

Office furniture and equipment

Furniture and equipment are stated at cost. Major expenditures for furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over the following estimated useful lives:

	Years
Office furniture and equipment	5-7
Computer equipment	5
Building improvements	10

Income Taxes

The company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholder. Consequently no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and 2004

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

For comparability, certain 2004 amounts have been reclassified to conform with classifications adopted in 2005.

NOTE 2 - Office Furniture and Equipment

The major categories of office furniture and equipment at June 30 are summarized as follows:

	2005	2004
Office equipment	$ -	$ 12,753
Computer equipment	-	28,020
Office furniture	-	29,694
Total office furniture and equipment	-	70,467
Less: accumulated depreciation	-	(51,624)
Office furniture and equipment, net	$ -	$ 18,843

NOTE 3 - Marketable Securities

Available-for-sale investments consist of marketable equity securities and warrants. These securities are being accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the unrealized gains (losses) associated with these securities are reported in the equity section as a component of accumulated other comprehensive income.

Following is a summary of the gross unrealized gains and losses for marketable securities classified as available-for-sale as of June 30, 2005 and 2004:

	2005			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 42,600	$ -	$ 10,020	$ 32,580

	2004			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 59,100	$ -	$ 40,200	$ 18,900

NOTE 4 - Capital Requirements

The company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At June 30, 2005 the company had net capital and required net capital of $9,486 and $5,000, respectively, and the company's ratio of aggregate indebtedness to net capital was approximately .77 to 1.

NOTE 5 - Major Customers

In 2004, the company received all of its fee revenue from one customer. There was no fee revenue received in 2005.

SUPPLEMENTAL INFORMATION

Virchow Krause & company

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying financial statements of Krambo Corporation as of and for the years ended June 30, 2005 and 2004, and have issued our report thereon dated August 12, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental information hereafter as of and for the year ended June 30, 2005 is presented for the purposes of additional analysis and is not a required part of the basic financial statements for that year, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

Virchow, Krause & Company, LLP

Oshkosh, Wisconsin
August 12, 2005

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		46,613 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		46,613 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		46,613 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	35,994 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-35,994 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		10,619 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	1,133 [3735]	
	2. **Debt securities**	[3733]	

3. **Options**		[3730]	
4. **Other securities**		[3734]	
D. **Undue Concentration**		[3650]	
E. **Other (List)**			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-1,133 [3740]
10. Net Capital			9,486 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	485 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	4,486 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	8,758 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			7,276 [3790]
17. Add:			
A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts(List)**			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			7,276 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	77 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

* Non-allowable assets

Other receivables and petty cash	$ 565
Prepaids and deposits	2,849
Available for sale investment	32,580
	$35,994

* Haircuts on securites

2% on money market (2% on $2,403)	$ 48
7% on ONMA, other money market funds (7% on $15,493)	1,085
	$ 1,133

There are no material differences between the above net capital computation and the company's corresponding unaudited part II filing.

VirchowKrause &company

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Krambo Corporation
San Francisco, California

In planning and performing our audit of the financial statements of Krambo Corporation (the company) as of and for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than specified parties.

Virchow, Krause & Company, LLP

Oshkosh, Wisconsin
August 12, 2005